Filed by Nextel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Nextel Communications, Inc.
Commission File No. 0-19656

Sprint Nextel: Creating America’s Premier Communications Company

	•	Combination of Sprint Nextel will create America’s premier communications company — a leading wireless carrier augmented by a global IP network that will offer consumer, business and government customers compelling new broadband wireless and integrated communications services.

		o	Superior growth profile and asset mix, strong margins, and highly valuable wireless customer base.

		o	35 million wireless subscribers on their networks, plus 5 million through affiliates and partners — a balanced mix of consumer, business, and government customers — expected to have the highest ARPU in the industry and be positioned to lead the industry in sustainable growth.

		o	Clear technology migration path and valuable and extensive network and spectrum assets.

Strategic Rationale	•	Ability to leverage global internet network to provide bundled solutions, expected to make Sprint Nextel a key partner for the largest content providers, system integrators, MVNOs and other new telecommunications entrants.

	•	Highly qualified management team committed to smooth integration of companies with compatible cultures built on traditions of innovation and competitiveness.

	•	Expected to deliver operating cost and capital investment synergies with an estimated net present value of more than $12 billion.

	•	Sprint Nextel intends to spin off to its shareholders Sprint’s local telecommunications business which will be the nation’s largest independent local telephone company.

Combination will allow Sprint Nextel to:

	•	Offer digital wireless service in all 50 states, Puerto Rico and the U.S. Virgin Islands. Sprint Nextel and their affiliates and partners cover a total domestic population of 262 million.

	•	Provide consumers more choice through investments in wireless multi-media, web browsing, messaging, gaming and music on the go.

Customer Benefits	•	Provide robust integrated wireless and IP-based wireline solutions to business.
	•	Improve customer service and sales performance through joint capabilities.

	•	Invest to deploy next-generation wireless data services, bringing new and compelling products to market to benefit consumers and businesses.

	Deal Structure: Consideration:	$71 billion stock for stock merger of equals
• Sprint and Nextel shareholders each to own ½ of Sprint Nextel

Transaction Summary		• Sprint shares will be Sprint Nextel shares
• Nextel shareholders receive value equivalent to 1.3 shares of Sprint Nextel

	Required Approvals:	Shareholders, FCC, DOJ, state PUCs
	Expected Close:	Second half 2005
After closing, taxfree spin off of Sprint Local to Sprint Nextel shareholders

Sprint
Nextel
Combined
Sprint Local
Subscribers (million)
Key Metrics		20.1 [1]
15.3
35.4
7.7 (lines)
Last 12 Months (LTM) Revenue ending 9/30/04 (billion)
$27

1 Includes 17.3mm direct customers and 2.8mm wholesales customers

$13
$34
$6
LTM OIBDA ending 9/30/04 (billion)
$8.1
$5.0
$10.2
$2.9

Sprint Nextel Corporate Governance	Chairman: Timothy M. Donahue President & Chief Executive Officer: Gary D. Forsee Chief Financial Officer: Paul Saleh	Chief Operating Officer: Len Lauer Chief Strategy Officer: Tom Kelly Chief Technology Officer: Barry J. West
12-member Board, equal representation; two co-lead independent directors
Executive headquarters: Reston, VA; Operational headquarters: Overland Park, KS

(Please see reverse for important information)

Forward Looking Statements. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarter ended September 30, 2004 as such reports may have been amended. This message speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It. This message may be deemed to be solicitation material in respect of the combination of Sprint and Nextel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SPRINT AND NEXTEL SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at 800-259-3755 option 1, or from Nextel Investor Relations at 703-433-4300.

Participants In Solicitation. Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Sprint’s participants is set forth in the proxy statement, dated March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Sprint Media Contacts:	Nextel Media Contact:

Nick Sweers, 913-794-3460 Nicholas.Sweers@mail.sprint.com	Audrey Schaefer, 240-876-1588

Bill White, 913-794-1099 Bill.White@mail.sprint.com	Russell Wilkerson, 703 -932-5950

Sprint Investor Contact: Kurt Fawkes, 913-794-1126 Investorrelation.sprintcom@mail.sprint.com	Nextel Investor Contact: Paul Blalock, 703-433-4300 Paul.Blalock@nextel.com

Dec. 15, 2004